UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated September 30, 2015

(Commission File No. 1-15024)

____________________

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE • COMMUNIQUE AUX MEDIAS • MEDIENMITTEILUNG

Novartis appoints James E. Bradner, MD as President of the Novartis Institutes for BioMedical Research as Mark Fishman retires

•	New leader to continue to drive long-term innovation in Novartis research in wide range of therapeutic areas

Basel, September 24, 2015 – Novartis announced today that Dr. James (Jay) E. Bradner, physician-scientist from Dana-Farber Cancer Institute and Harvard Medical School, has been appointed President of the Novartis Institutes for BioMedical Research (NIBR) and a member of the Executive Committee of Novartis, effective March 1, 2016.

Dr. Bradner succeeds Mark C. Fishman, M.D., who will reach his contractual retirement age in March 2016 after a distinguished 13-year career at Novartis as the leader of the company’s drug discovery and early clinical development efforts.

“Mark has done an outstanding job leading NIBR, and he will be missed. He redefined research at Novartis - recruiting top scientists and clinicians from around the world, putting patient need and disciplined science at the center of our strategy, which has filled our pipeline with new medicines,” said Joseph Jimenez, CEO of Novartis.

“I am confident that Jay will continue this track record of success. He is an accomplished scientist whose discoveries in the area of chemical biology have revealed novel approaches for treating cancer and other illnesses. He is also an entrepreneur who has been the driving scientific force behind several biotech start-ups. His experience and perspectives make him a great fit to further develop our internal research capabilities, as well as expand our external collaboration efforts with biotech companies and academic institutions.”

Dr. Bradner will be based at NIBR’s global headquarters in Cambridge, Massachusetts and report to Joseph Jimenez, Chief Executive Officer of Novartis. He will join Novartis on January 1, 2016 to work alongside Dr. Fishman and the NIBR leadership team to ensure a smooth transition.

Dr. Bradner is on the faculty of Harvard Medical School in the Department of Medical Oncology at the Dana-Farber Cancer Institute. He is a graduate of Harvard College and the University of Chicago Medical School. He did his residency in medicine at the Brigham & Women's Hospital, and fellowship in Medical Oncology and Hematology at the Dana-Farber Cancer Institute, where he has been on the faculty since 2005. Dr. Bradner has co-authored more than 130 scientific publications and 30 United States Patent applications.

Disclaimer

The foregoing release contains forward-looking statements that can be identified by words such as “to continue,” “long-term,” “effective,” “will,” “confident,” “to further develop … as well as expand,” “to ensure,” or similar terms, or by express or implied discussions regarding the potential impact of Dr. Fishman’s retirement and of Dr. Bradner’s leadership on Novartis. You should not place undue reliance on these statements. Such forward-looking statements are based on the current beliefs and expectations of management regarding future events, and are subject to

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significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that Dr. Fishman’s retirement and Dr. Bradner’s appointment will have any particular impact on NIBR or Novartis. In particular, management’s expectations could be affected by, among other things, the uncertainties inherent in research and development, including unexpected research or clinical trial results and additional analysis of existing data; unexpected regulatory actions or delays or government regulation generally; the company’s ability to obtain or maintain proprietary intellectual property protection; general economic and industry conditions; global trends toward health care cost containment, including ongoing pricing pressures; unexpected manufacturing issues, and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care and cost-saving generic pharmaceuticals. Novartis is the only global company with leading positions in these areas. In 2014, the Group achieved net sales of USD 58.0 billion, while R&D throughout the Group amounted to approximately USD 9.9 billion (USD 9.6 billion excluding impairment and amortization charges). Novartis Group companies employ approximately 120,000 full-time-equivalent associates. Novartis products are available in more than 180 countries around the world. For more information, please visit http://www.novartis.com.

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Novartis Media Relations

Central media line : +41 61 324 2200
Liz Power	Dermot Doherty
Novartis Global Media Relations	Novartis Global Media Relations
1 212 830 2466 (direct)	+41 61 696 8653 (direct)
1 617 583 3015 (mobile)	+41 79 536 9755 (mobile)
elizabeth.power@novartis.com	dermot.doherty@novartis.com

Jeffrey Lockwood
Novartis Institutes for BioMedical Research Communications
1 617 871 7026 (direct)
1 617 510 6997 (mobile)
jeffrey.lockwood@novartis.com

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Novartis Investor Relations

Central phone:	+41 61 324 7944
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Pierre-Michel Bringer	+41 61 324 1065	Richard Pulik	+1 212 830 2448
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Isabella Zinck	+41 61 324 7188

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date: September 30, 2015	By:	/s/ PAUL PENEPENT
	Name:	Paul Penepent
	Title:	Head Group Financial Reporting and Accounting